Pricing Supplement dated November 30, 2004   Rule 424(b) (3)
(To Prospectus dated January 16, 2004 and   File No.333-111504
Prospectus Supplement dated January 16, 2004)

PACCAR FINANCIAL CORP.

Medium-Term Notes - Floating Rate

CUSIP# 69371RWS1

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☐ Citigroup Global Markets Inc.
☒ Barclays Capital Inc.
☒ BNP Paribas Securities Corp.
☒ McDonald Investments Inc.
☐ Wells Fargo Brokerage Services, LLC
Other: _____;
acting as ☒ principal ☐ agent

at: ☒ varying prices related to prevailing market prices at the time of resale ☐ a fixed initial public offering price of __% of the Principal Amount.

Principal Amount $150,000,000:	Original Issue Date:	December 3, 2004
Agent's Discount or Commission: 0.20%	Maturity Date:	December 4, 2006
Net Proceeds to Company: $149,700,000	Interest Payment Date(s):	Quarterly on the 3rd or next business day of March, June, September and December via modified following business day convention, commencing March 3, 2005

Calculation Agent:

Interest Calculation:

☒ Regular Floating Rate Note	☐ Floating Rate/Fixed Rate Note
☐ Inverse Floating Rate Note	Fixed Rate Commencement Date:
Fixed Interest Rate:	Fixed Interest Rate:
☐ Other Floating Rate Note (see attached)	

Initial Interest Rate: To be determined
Initial Interest Reset Date: March 3, 2005
Interest Reset Date(s): Quarterly on the 3rd or next business day of March, June, September and December via modified following business day convention.

Interest Rate Basis:

☐ CD Rate	☐ Federal Funds Rate	☐ Prime Rate
☐ Commercial Paper Rate	☒ LIBOR	☐ Treasury Rate
☐ CMT Rate	Designated LIBOR Page:	☐ Other (see attached)
☐ CMT Telerate Page 7051	☐ LIBOR Reuters Page	
☐ CMT Telerate Page 7052	☒ LIBOR Telerate Page 3750	
If CMT Telerate Page 7052:	LIBOR Currency: USD	
☐ Weekly Average		
☐ Monthly Average		

Index Maturity: 3 Month LIBOR
Spread (+/-): -0.08%
Spread Multiplier: N/A
Maximum Interest Rate: N/A
Minimum Interest Rate: N/A

Day Count Convention:
      ☐ 30/360 for the period from   to   .
      ☒ Actual/360 for the period from December 3, 2004 to December 4, 2006**.**
      ☐ Actual/Actual for the period from   to   .

Redemption:
      ☒ The Notes may not be redeemed prior to the Maturity Date.
      ☐ The Notes may be redeemed at the option of the Company prior to Maturity Date.
          Initial Redemption Date:
          Initial Redemption Percentage: __ %
          Annual Redemption Percentage Reduction: __ % until Redemption Percentage is 100% of the Principal Amount.
      ☐ The Notes shall be redeemed by the Company prior to the Maturity Date (see attached).

Repayment:
      ☒ The Notes may not be repaid prior to the Maturity Date.
      ☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
          Optional Repayment Date(s):

Currency:
      Specified Currency: <u>USD </u>(If other than U.S. dollars see attached)
      Minimum Denominations: _____(Applicable only if Specified Currency is other than U.S. dollars)
      Exchange Rate Agent: _____ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐
   Issue Price: ___%

Form: ☒ Book-Entry   ☐ Certificated

Other Provisions: